UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2011 SECOND QUARTER RESULTS

UNDER IFRS

•

Net Income €62mn compared to €61mn loss in Q2 ‘10

•

Pace of Group revenue decline slows down, helped by early signs of market stabilization in Greek mobile

o

Adverse competitive environment continuing to affect Greek fixed-line

•

Pro forma EBITDA margin down 1.4pp despite stringent cost-control actions

•

Strong Operating Cash flow, lower CAPEX

ATHENS, Greece – August 4, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, today announced consolidated results (prepared under IFRS and reviewed by the auditors) for the quarter and six months ended June 30, 2011:

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Revenues	1,254.9	1,358.6	-7.6%	2,479.7	2,759.7	-10.1%
Other income/ (expense), net	3.6	21.5	-83.3%	5.8	30.9	-81.2%
EBITDA*	396.9	463.2	-14.3%	790.2	941.9	-16.1%
as % of Revenues	31.6%	34.1%	-2.5pp	31.9%	34.1%	-2.3pp
Pro forma** EBITDA	406.9	458.8	-11.3%	839.9	974.7	-13.8%
as % of Revenues	32.4%	33.8%	-1.4pp	33.9%	35.3%	-1.4pp
Operating Income (EBIT)	131.3	178.4	-26.4%	261.6	380.2	-31.2%
Net Income/(loss)	62.2	(60.8)	-	92.4	5.0	-
Basic EPS (€)	0.1269	(0.1240)	-	0.1885	0.0102	-
CAPEX	136.4	206.7	-34.0%	302.9	398.0	-23.9%
Cash flows from operations	322.0	175.1	+83.9%	490.4	378.0	+29.7%

* See Exhibit VIII

** Excluding impact of Voluntary Retirement Programs and Restructuring Plans

Commenting on OTE’s performance in the second quarter, Michael Tsamaz, Chairman & CEO, said:  “While OTE’s Greek fixed-line business continues to suffer from its inability to compete in a market where price is the consumer’s first and foremost consideration, we have started to see the early signs of stabilization and normalization we expected in mobile services after the destructive price wars of last year. Growth is still not in sight, but the rate of decline has improved significantly and we are achieving healthy increases in mobile data. Outside of Greece, we are also seeing improved conditions in Romanian fixed-line and across our mobile footprint with the exception of Albania, whose economy is closely tied to Greece’s.”

Mr. Tsamaz added:  “In this context, our priorities are unchanged: we will take advantage of whatever opportunity the market gives us to strengthen our competitive positioning and we will continue to seek ways to reduce our cost base. Since 2007, we have been able to hold other operating expenses in Greek fixed-line constant as a percentage of revenues, showing what we can do when our efforts are not blocked. Payroll and benefits, by contrast, have continued to rise steadily year after year and quarter after quarter, erasing all the benefits of the 2006 and subsequent VRS programs. It is imperative that we find a solution to this situation, as it puts an unbearable burden on our future prospects.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Fixed Line Operations, Greece	466.1	548.2	-15.0%	951.4	1,108.8	-14.2%
Fixed Line Operations, Romania	166.1	178.7	-7.1%	332.4	365.3	-9.0%
Mobile Operations, Greece	410.3	442.9	-7.4%	785.3	904.9	-13.2%
Mobile Operations, International	236.2	249.0	-5.1%	462.9	492.2	-6.0%
Other	125.6	117.3	+7.0%	236.0	221.9	+6.4%
Intragroup Eliminations	(149.4)	(177.5)	-15.8%	(288.3)	(333.4)	-13.5%
TOTAL	1,254.9	1,358.6	-7.6%	2,479.7	2,759.7	-10.1%
Other income/(expense), net	3.6	21.5	-83.3%	5.8	30.9	-81.2%

The OTE Group experienced a revenue drop of 7.6% in Q2’11, a significant slowdown compared to prior quarters, driven by a gradual stabilization of market conditions in Greek mobile operations. Unfavorable economic and consumer spending conditions along with an adverse regulatory and competitive situation continued to affect the Greek fixed-line business. Outside of Greece, both the Romanian fixed-line and the international mobile revenues recorded slightly lower rates of revenue erosion compared to the previous quarter.

Total Operating Expenses, excluding depreciation, amortization and charges related to voluntary retirement programs, amounted to €851.6mn in Q2’11, a drop of 7.6% compared to €921.3mn in Q2’10. The decrease reflects lower charges from domestic telephony operators, lower costs of telecommunications equipment as well as considerable cost-containment efforts in all operations. In the quarter, the Group took charges of €10.0mn related to headcount reduction and early retirement programs (€2.5mn related to Greek fixed-line employees; €0.3mn related to mobile operations and €7.2mn to RomTelecom). Since the beginning of the year, headcount has been reduced by 99 in Greek fixed-line, 1,447 at RomTelecom and 438 in mobile operations in Greece and internationally. Additional departures from programs currently being implemented will take place in Greek and Romanian fixed-line operations in the second half of the year.

Interest expense was €68.5mn in the quarter, down sharply from €97.1mn in the comparable quarter last year, when this item included a €18.6mn one-off charge related to an interest-free loan to OTE’s auxiliary pension fund.

The Group posted net income of €62.2mn for the quarter compared to net losses of €60.8mn in Q2’10. In the comparable quarter last year, net income was impacted by an extraordinary income tax of €97mn, imposed by the Greek State, and a €19mn tax on dividends.

Capital expenditures decreased by 34.0% in Q2’11 compared to Q2’10, to €136.4mn. Total CAPEX as a percentage of Group revenues in Q2’11 was 10.9%, as compared to 15.2% in Q2’10. Capital expenditures in Greek fixed-line, Romanian fixed-line, and mobile operations amounted to €52.2mn, €19.2mn and €60.1mn, respectively.

During the quarter, the Group generated €322.0mn from operating cash flows compared to €175.1mn for the comparable 2010 quarter, as a result of lower taxes and early retirement liabilities paid in comparison to Q2’10, as well as improvement in the Group’s working capital.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Jun 30, 2011	Mar 31, 2011	% Change	Dec 31, 2010	% Change
Short-Term:
-Bank loans	4.1	5.3	-22.6%	5.6	-26.8%
Medium & Long-term:
-Bonds	3,587.7	3,348.1	+7.2%	4,781.1	-25.0%
-Bank loans	1,415.7	1,431.8	-1.1%	513.1	+175.9%
Total Indebtedness	5,007.5	4,785.2	+4.6%	5,299.8	-5.5%
Cash and Cash equiv.	867.4	469.1	+84.9%	1,004.3	-13.6%
Net Debt	4,140.1	4,316.1	-4.1%	4,295.5	-3.6%

1.

FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Jun 30, 2011	Jun 30, 2010	% Change
PSTN connections	3,194,100	3,581,117	-10.8%
ISDN connections (BRA & PRA)	456,418	501,252	-8.9%
Total PSTN & ISDN connections	3,650,518	4,082,369	-10.6%
Of which Wholesale line rental connections	95,312	59,560	+60.0%
ADSL active subscribers	1,151,310	1,139,895	+1.0%
IPTV Subscribers	54,400	30,412	+78.9%
Unbundled local loops (active)	1,524,354	1,201,123	+26.9%

(min, mn)	Q2 '11	Q2 '10	% Change
Local	2,025.8	2,296.3	-11.8%
National Long-distance	386.8	455.3	-15.0%
International Long-distance	61.5	64.5	-4.6%
Fixed-to-Mobile	304.8	348.7	-12.6%
Special Calls	24.3	29.9	-18.9%
Total Voice traffic	2,803.2	3,194.8	-12.3%

Note:  Starting Q1 2011, to harmonize access line data with those utilized by the Greek regulatory authorities, OTE reports data based on the total number of ISDN connections rather than on channel equivalents.  The corresponding total is provided above under “Total connections”.

In Q2’11, OTE fixed-line operations in Greece recorded further line losses, reflecting continuing pressure on businesses and consumers alike to reduce their spending, notably on telecommunications services.  Nearly 107,000 OTE PSTN and ISDN connections were disconnected in the quarter, roughly in line with the pace of line losses recorded in prior quarters.

The total Greek ADSL market stood slightly below 2.7 million subscribers as of end June 2011, compared to 2.3 million at the end of Q2’10. During the quarter, total market net additions reached  65,000, reflecting a significant slowdown in total market growth rate, as the economy takes its toll on subscriber growth. Due to the pricing inefficiencies, OTE lost over 3,000 ADSL subscribers in the quarter. The Greek regulator estimates that voice-only service accounts for approximately 20% of all LLU subscriptions in the country.

SUMMARY FINANCIAL DATA

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Revenues	466.1	548.2	-15.0%	951.4	1,108.8	-14.2%
- Basic Monthly Rentals	110.3	126.9	-13.1%	225.1	259.0	-13.1%
- Fixed-to-fixed calls	76.8	90.9	-15.5%	154.0	184.3	-16.4%
- Fixed-to-mobile calls	22.2	30.1	-26.2%	43.8	61.0	-28.2%
- International	26.6	39.9	-33.3%	51.5	77.2	-33.3%
- Other	230.2	260.4	-11.6%	477.0	527.3	-9.5%
Other income/ (expense), net	1.0	13.5	-92.6%	(0.7)	14.4	-
EBITDA	119.8	185.6	-35.5%	260.9	339.3	-23.1%
as % of revenues	25.7%	33.9%	-8.2pp	27.4%	30.6%	-3.2pp
Pro Forma EBITDA*	122.3	164.0	-25.4%	271.4	349.2	-22.3%
as % of revenues	26.2%	29.9%	-3.7pp	28.5%	31.5%	-3.0pp
Operating Income (EBIT)	34.3	91.7	-62.6%	91.4	149.5	-38.9%
Voluntary Retirement costs/(reversals)	2.5	(21.6)	-	10.5	9.9	+6.1%
Depreciation & Amortization	85.5	93.9	-8.9%	169.5	189.8	-10.7%

* Excluding impact of Voluntary Retirement Programs

Total Greek fixed-line Operating Expenses, excluding depreciation, amortization and charges related to voluntary retirement programs, amounted to €344.8mn in Q2’11, a drop of 13.3% compared to €397.7mn in Q2’10. Total personnel related cost (payroll, benefits, staff retirement indemnities and youth account) rose to 37.2% of total revenues in Q2’11, up from 34.3% in the comparable quarter last year.

2.

FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Jun 30, 2011	Jun 30, 2010	% Change
Voice Telephony Lines (Incl. CDMA)	2,558,683	2,678,635	-4.5%
Broadband subscribers (Incl. CDMA BB)	1,084,555	881,218	+23.1%
TV subscribers (DTH, IPTV & Cable)	1,222,336	934,082	+30.9%

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Revenues	166.1	178.7	-7.1%	332.4	365.3	-9.0%
Other income/ (expense), net	4.1	10.0	-59.0%	8.2	18.2	-54.9%
EBITDA	29.2	24.4	+19.7%	51.4	83.7	-38.6%
as % of revenues	17.6%	13.7%	+3.9pp	15.5%	22.9%	-7.4pp
Pro Forma EBITDA*	36.4	41.6	-12.5%	79.3	104.0	-23.8%
as % of revenues	21.9%	23.3%	-1.4pp	23.9%	28.5%	-4.6 pp
Operating Income (EBIT)	(12.0)	(41.5)	-	(28.7)	(38.2)	-
Voluntary Retirement costs/(reversals)	7.2	17.2	-58.1%	27.9	20.3	+37.4%

* Excluding impact of Restructuring Plans

In Q2’11, signs of stabilization of the Romanian economy became more widespread, but the telecommunications market remained dominated by highly aggressive offers. In the quarter, RomTelecom revenues were down 7% compared to Q2’10, a clear slowdown in the pace of revenue decline compared to the prior quarter. The revenue decline in Q2’11 was primarily due to a 14% drop in voice services, reflecting a 5% line loss and 9% lower ARPU compared to Q2’10.

RomTelecom pursues its transformation strategy. Compared to the end of Q2’10, the total number of broadband customers rose by 23%, while TV subscribers increased by nearly 31%, boosted by subscriber acquisition. As a result, penetration of all RomTelecom voice clients reached 40% in broadband and 34% in television subscriptions. As of June 30, 2011, the total number of revenue-generating units (RGUs, defined as voice, broadband and TV subscriptions) had risen by 8.3% compared to the prior year, approaching 4.9 million.

The CDMA network enabled the company to capture wireless broadband market share, with over 75,000 voice and broadband users by June 30, 2011.

NextGen, RomTelecom’s subsidiary offering cost-effective broadband and TV solutions, more than quadrupled the number of its RGUs, owing to both organic growth and successful assets deals.

New products featuring CPE rental capability are being introduced, providing added flexibility and options to RomTelecom customers.

RomTelecom pursued its migration to a more flexible and cost-effective operating model.  This resulted in an 11% decline in operating expenses (excluding depreciation) in Q2’11 despite higher CPE and TV content costs, as well as increased customer acquisition expenses. Payroll and benefits were down 16%, reflecting the Company’s initiatives to secure a long-term reduction in personnel expenses through improvements in the efficiency of its operations and voluntary leave programs.  As of July 1, 2011, the Company operated with approximately 7,500 active employees, a 1,500-person decline from June 30, 2010, following the implementation of transformation projects during the year that have dramatically improved productivity. Further improvements from this well-structured transformation program are expected in coming quarters.

Effective July 1, 2011, Stefanos Theocharopoulos, CEO of Cosmote Romania, was appointed CEO of RomTelecom, succeeding Yorgos Ioannidis. Strengthened cooperation between the two Romanian companies of the OTE Group is expected to benefit both the Romanian customers and the Group itself.

3.

MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q2’11	Q2’10	% Change	H1’11	H1’10	% Change
Greece	414.4	446.9	-7.3%	793.3	911.6	-13.0%
Albania	23.5	30.3	-22.4%	46.8	58.9	-20.5%
Bulgaria	101.4	105.8	-4.2%	197.8	209.8	-5.7%
Romania	114.0	115.0	-0.9%	221.3	229.8	-3.7%
Intragroup eliminations	(6.8)	(6.1)	-11.5%	(11.0)	(13.0)	+15.4%
Total Revenues	646.5	691.9	-6.6%	1,248.2	1,397.1	-10.7%
EBITDA
Greece	152.3	155.2	-1.9%	291.0	329.4	-11.7%
Albania	8.7	15.8	-44.9%	17.7	28.5	-37.9%
Bulgaria	38.5	41.3	-6.8%	75.8	82.7	-8.3%
Romania	22.6	18.7	+20.9%	40.5	25.3	+60.1%
Intragroup eliminations	(3.5)	0.3	-	(3.3)	4.2	-
Total EBITDA	218.6	231.3	-5.5%	421.7	470.1	-10.3%
Pro forma* EBITDA	218.9	231.3	-5.4%	433.0	472.7	-8.4%
EBITDA Margin %
Greece	36.7%	34.7%	+2.0pp	36.7%	36.1%	+0.6 pp
Albania	37.0%	52.1%	-15.1pp	37.8%	48.4%	-10.6 pp
Bulgaria	38.0%	39.0%	-1.0pp	38.3%	39.4%	-1.1 pp
Romania	19.8%	16.3%	+3.5pp	18.3%	11.0%	+7.3 pp
Total EBITDA Margin	33.8%	33.4%	+0.4pp	33.8%	33.7%	+0.1 pp
Pro forma EBITDA Margin*	33.9%	33.4%	+0.5pp	34.7%	33.8%	+0.9 pp

*Excluding impact of Restructuring Plan at Mobile Operations in Greece & Voluntary Exit Scheme in Romania

At the end of Q2’11, the mobile operations of the OTE Group counted approximately 20.3 million customers, down by 6.1% from the prior-year level, mainly due to the impact of prepaid registration in Greece. In markets deeply affected by the economic environment, Cosmote further improved its revenue market share in Greece and maintained its positions in Romania, Bulgaria and Albania.

MOBILE OPERATIONS, GREECE

As of the end of Q2’11, Cosmote provided mobile telephony services to 7.7 million customers in Greece. The 9% drop in subscriber numbers compared to June 30, 2010 is largely due to industry-wide attrition in prepaid customer numbers, reflecting the mandatory registration process introduced in late 2009.

Management estimates that the decline in the Greek market’s total mobile service revenues continued in the quarter, once again impacted by a combination of unfavorable economic, regulatory and competitive factors. For its part, Cosmote recorded a service revenue decline of approximately 8.0% in the quarter, reflecting a 23.1% drop in incoming revenues, primarily from termination rate cuts, while outgoing service revenues were down by 5.4%,  chiefly due to a shift of subscribers to more economic solutions, as a result of the economic downturn and intense competition.

Cosmote’s strategy to fully exploit growth opportunities offered by mobile internet data driving smart phone penetration and leveraging on successful data propositions – led to a 14% increase in handset data revenues compared to Q2’10.

In H1’11, blended AMOU increased by 23.0% to 306.8 minutes, mostly driven by prepaid AMOU, up 27.9% as a result of attractive on-net offers. Blended ARPU for the same period was €15.1, down approximately 6% from H1’10, mainly reflecting lower ARPU in the postpaid segment.

MOBILE OPERATIONS, ALBANIA

In Q2’11, AMC’s total customer base reached approximately 1.9 million, a decrease of nearly 6.0% compared to Q2’10.

AMC’s revenues and EBITDA were negatively affected by regulation aligning international termination rates with the national rate level. In addition, postpaid revenues were also adversely impacted in the corporate segment as a result of strong competition and the lack of a 3G license.

MOBILE OPERATIONS, BULGARIA

Globul’s postpaid customer base increased by over 11% from Q2’10 to a total of over 2.4 million, or 60.3% of its total customer base. Mirroring general trends in the country, Globul has continued migrating prepaid customers to postpaid through innovative offers and this has led to a decrease in the prepaid customer base. As a result, Globul’s total customer base at the end of Q2’11 exceeded 4.0 million, up by 2.1%. Globul’s fixed telephony proposition over the mobile network pursued its strong growth in Q2’11, with subscriber base of 180,000 customers. Mobile data services also recorded a significant increase from the previous year, as the subscriber base grew by more than 180%.

Service revenues declined by 6.6% in Q2’11, mainly as a result of intense competition in the business postpaid segment, as well as lower interconnection rates imposed by the regulator. EBITDA decreased by 6.8%, while operating expenses were down by 2.5%.

MOBILE OPERATIONS, ROMANIA

As of the end of Q2’11, Cosmote’s total customer base in Romania reached 6.6 million (including Zapp), of which 22.6% was postpaid. Service revenues were up by approximately 4.0% despite the adverse economic conditions and the very aggressive offers in the prepaid segment. Service revenues grew by 7% in Q2’11 compared to last year’s quarter, with outgoing service revenues increasing by over 4%. EBITDA increased by approximately 21% compared to the same quarter last year, reflecting the significant operating improvements following the successful integration of Zapp.

4.

EVENTS OF THE QUARTER

SUCCESSFUL COMPLETION OF EURO 500 MN BOND ISSUANCE

On April 4, OTE successfully completed the bookbuilding process for the issue of €500 mn, 3-year Fixed Rate Notes with an annual coupon of 7.250%. The Notes were issued by OTE PLC and are fully and unconditionally guaranteed by OTE SA under its €6.5bn Global Medium Term Note Program.

BOND REPURCHASING

In the second quarter, OTE PLC repurchased Notes with a total nominal amount of €265.4mn issued under its €650mn 3.75% program due on November 11, 2011. The repurchased Notes have been cancelled.

DIVIDEND DISTRIBUTION

On June 23, the General Assembly of OTE’s Shareholders approved the distribution of a dividend from 2010 profits of a total amount of €57.8mn or €0.1179 per share.

5.

SUBSEQUENT EVENTS

FULL UTILIZATION OF €900MN SYNDICATED CREDIT FACILITY

On July 13, OTE drew the remaining €300mn that was available under the €900mn Syndicated Credit Facility signed in February 2011.

BOND REPURCHASING

In July, OTE PLC repurchased Notes with a total nominal amount of €9.4mn issued under its €650mn 3.75% program due on November 11, 2011. The repurchased Notes have been cancelled. The outstanding nominal amount of the Notes following the above repurchases is €346.8mn.

SHAREHOLDING CHANGES

On July 11, Deutsche Telekom AG purchased 49,015,038 shares of OTE SA with a total value of 391,630,153.62 euro as a result of the exercise of a Put Option held by the Hellenic Republic based on the Shareholders Agreement of 2008.

Through this transaction, the Hellenic Republic’s direct and indirect participation in OTE SA’s total voting rights stands at 10.00%, corresponding to 49,015,042 voting rights, while Deutsche Telekom AG’s participation in OTE SA’s share capital and total voting rights, stands at 40.00000008%, which corresponds to 196,060,156 shares and corresponding voting rights.

6. OUTLOOK

For the balance of 2011, OTE expects that its revenues will continue to be affected by difficult economic conditions in all countries. In Greek mobile, Cosmote should see further signs of market stabilization. Mobile operations should also show more resilience in other countries, notably Romania, where it will benefit from greater integration with fixed-line activities. Ongoing cost-cutting measures should positively impact the Group’s performance, but payroll-reduction measures are required in Greek fixed-line to bring the operation’s cost structure in line with its lower revenue base.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 29,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis - Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: + 30 210 611 8190, Email: sziavra@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of June 30, 2011

II.

Consolidated Income Statements for the three months and six months ended June 30, 2011

III.

Consolidated Statement of Cash Flows for the three months and six months ended June 30, 2011

IV.

Group Revenues for the three months and six months ended June 30, 2011

V.

Segment Reporting based on the Company’s legal structure

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA and Pro Forma EBITDA calculation

EXHIBIT I – CONSOLIDATED BALANCE SHEET

Jun 30, 2011		Dec 31, 2010
ASSETS
Non - current assets:

Property, plant and equipment	4,891.6	5,061.9
Goodwill	572.7	572.4
Telecommunication licenses	316.7	331.9
Other Intangible assets	429.3	455.5
Investments	156.3	156.5
Loans and advances to pension funds	123.9	126.2
Deferred tax assets	267.5	260.4
Other non-current assets	170.3	154.7
Total non - current assets:	6,928.3	7,119.5
Current assets:
Inventories	163.3	160.8
Trade receivables	995.5	1,010.8
Other financial assets	19.3	12.5
Other current assets	230.0	229.9
Cash and cash equivalents	867.4	1,004.3
Total current assets	2,275.5	2,418.3

	9,203.8	9,537.8

	Jun 30, 2011	Dec 31, 2010
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	511.8	510.6
Statutory reserve	347.2	347.2
Foreign exchange and other reserves	(130.2)	(147.3)
Changes in non-controlling interests	(3,321.5)	(3,321.5)
Retained earnings	2,578.6	2,539.1
	1,157.4	1,099.6
Non-controlling interests	503.4	553.0
Total equity	1,660.8	1,652.6
Non – current liabilities:
Long-term borrowings	4,593.3	3,211.4
Provision for staff retirement indemnities	304.4	306.6
Provision for voluntary leave scheme	10.5	29.9
Provision for Youth account	288.4	301.4
Deferred tax liabilities	96.0	66.3
Other non – current liabilities	43.3	43.5
Total non – current liabilities	5,335.9	3,959.1
Current liabilities:
Trade accounts payable	661.7	695.2
Short-term borrowings	4.1	5.6
Short-term portion of long-term borrowings	410.1	2,082.8
Income tax payable	58.6	70.9
Deferred revenue	237.1	249.0
Provision for voluntary leave scheme	175.6	189.4
Dividends payable	55.2	2.3
Other current liabilities	604.7	630.9
Total current liabilities	2,207.1	3,926.1

Total liabilities	7,543.0	7,885.2

TOTAL EQUITY AND LIABILITIES	9,203.8	9,537.8

Movement in OTE Group Shareholders’ equity

6M '11

Shareholders' equity, January 1	1,652.6
Profit for the period	81.2
Dividends	(96.6)
Other movements	23.6

Shareholders' equity, June 30	1,660.8

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Total Revenues	1,254.9	1,358.6	-7.6%	2,479.7	2,759.7	-10.1%

Other income/ expenses net	3.6	21.5	-83.3%	5.8	30.9	-81.2%

Operating Expenses:
Payroll and employee benefits	(271.8)	(289.8)	-6.2%	(540.5)	(583.9)	-7.4%
Provision for staff retirement indemnities	(5.9)	(6.7)	-11.9%	(11.7)	(13.5)	-13.3%
Provision for Youth Account	(4.7)	(7.2)	-34.7%	(9.5)	(13.1)	-27.5%
Cost of early retirement and restructuring programs	(10.0)	4.4	-	(49.7)	(32.8)	+51.5%
Charges from international operators	(58.5)	(50.0)	+17.0%	(102.1)	(92.9)	+9.9%
Charges from domestic telephony operators	(88.1)	(107.4)	-18.0%	(173.5)	(212.4)	-18.3%
Depreciation, amortization and impairment	(265.6)	(284.8)	-6.7%	(528.6)	(561.7)	-5.9%
Cost of telecommunications equipment	(91.6)	(99.0)	-7.5%	(174.5)	(212.4)	-17.8%
Other operating expenses	(331.0)	(361.2)	-8.4%	(633.8)	(687.7)	-7.8%
Total Operating Expenses	(1,127.2)	(1,201.7)	-6.2%	(2,223.9)	(2,410.4)	-7.7%

Operating income before financial results	131.3	178.4	-26.4%	261.6	380.2	-31.2%

Financial results:
Interest expense	(68.5)	(97.1)	-29.5%	(134.9)	(170.1)	-20.7%
Interest Income	5.0	7.4	-32.4%	10.8	14.6	-26.0%
FX gain/(loss), net	5.0	(13.2)	-	8.7	(10.2)	-
Dividend income	10.4	9.0	+15.6%	10.4	9.0	+15.6%
Gains/(losses) from investments and financial assets	(0.2)	(5.0)	-96.0%	(0.2)	(2.8)	-92.9%
	(48.3)	(98.9)	-51.2%	(105.2)	(159.5)	-34.0%

Profit before income taxes	83.0	79.5	+4.4%	156.4	220.7	-29.1%

Income taxes	(26.9)	(169.4)	-84.1%	(75.2)	(244.9)	-69.3%

Profit for the period	56.1	(89.9)	-	81.2	(24.2)	-

Attributable to:
Owners of the parent	62.2	(60.8)	-	92.4	5.0	-
Non-controlling interests	(6.1)	(29.1)	-79.0%	(11.2)	(29.2)	-61.6%

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	Q2’11	Q2’10	Q3’10	Q4’10	Q1’11
Cash Flows from Operating Activities:
Profit before taxes	83.0	79.5	169.6	(290.4)	73.4
Adjustments to reconcile to net cash provided by operating activities:
Depreciation, amortization and impairment	265.6	284.8	266.1	535.2	263.0
Share-based payment	0.7	1.6	1.7	0.9	0.5
Cost of early retirement program	10.0	(4.4)	3.4	135.3	39.7
Provision for staff retirement indemnities	5.9	6.7	6.9	7.4	5.8
Provision for youth account	4.7	7.2	6.7	(8.8)	4.8
Provision for doubtful accounts	38.6	36.1	34.4	22.7	30.7
Other provisions	0.0	(4.2)	(0.1)	0.9	0.0
Foreign exchange differences, net	(5.0)	13.2	(4.6)	6.5	(3.7)
Interest income	(5.0)	(7.4)	(5.5)	(5.6)	(5.8)
Dividend income	(10.4)	(9.0)	0.0	(5.2)	0.0
(Gains)/losses from investments and financial assets - Impairments	0.2	5.0	0.2	1.6	0.0
Release of EDEKT fund prepayment	8.8	8.8	8.8	8.8	8.8
Interest expense	68.5	97.1	69.2	68.9	66.4
Working capital adjustments
Decrease/(increase) in inventories	8.3	13.8	18.3	26.4	(10.8)
Decrease/(increase) in accounts receivable	(44.5)	(39.3)	(6.9)	85.6	(10.5)
(Decrease)/increase in liabilities (excl. bank liabilities)	51.0	(24.2)	(82.6)	(26.1)	(99.1)
Minus:
Payment of early retirement and restructuring programs	(37.8)	(104.2)	(39.3)	(29.8)	(35.4)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(13.7)	(28.2)	(20.4)	(18.2)	(18.4)
Interest and related expenses paid	(57.9)	(45.3)	(61.0)	(31.2)	(116.5)
Income taxes paid	(49.0)	(112.5)	(64.7)	(52.7)	(24.5)
Net Cash provided by Operating Activities	322.0	175.1	300.2	432.2	168.4

Cash Flows from Investing Activities:
Acquisition of non-controlling interest	0.0	(7.9)	0.0	0.0	0.0
Acquisition of subsidiary and business units net of cash acquired	(7.2)	(1.7)	(0.1)	(0.2)	0.0
Purchase of financial assets	(0.2)	(42.3)	(19.1)	2.1	0.0
Sale/maturity of financial assets	0.0	34.5	43.6	3.9	0.0
Repayments of loans receivables	2.5	2.5	2.4	2.4	2.4
Loans granted	0.0	(19.3)	(10.7)	0.0	0.0
Purchase of property, plant and equipment and intangible assets	(136.4)	(206.7)	(169.3)	(183.8)	(166.5)
Interest received	4.5	2.9	5.6	9.3	4.4
Dividends received	0.0	0.0	3.5	6.6	0.0
Net Cash used in Investing Activities	(136.8)	(238.0)	(144.1)	(159.7)	(159.7)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	500.0	2.6	0.0	(0.3)	932.0
Repayment of loans	(284.4)	(59.4)	(31.6)	(48.4)	(1,435.8)
Dividends paid to Company's owners	0.0	(0.8)	(86.5)	0.0	0.0
Dividends paid to non-controlling interests	0.0	0.0	0.0	(12.6)	(43.7)
Net Cash provided by / (used in) Financing Activities	215.6	(57.6)	(118.1)	(61.3)	(547.5)
Net Increase/(decrease) in Cash and Cash Equivalents	400.8	(120.5)	38.0	211.2	(538.8)
Cash and Cash equivalents at beginning of period	469.1	878.5	761.1	794.9	1,004.3
Net foreign exchange differences	(2.5)	3.1	(4.2)	(1.8)	3.6
Cash and Cash Equivalents at end of period	867.4	761.1	794.9	1,004.3	469.1

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Domestic Telephony:
Basic monthly rentals	163.3	189.7	-13.9%	332.9	388.5	-14.3%
Local and long distance calls
-Fixed to fixed	84.9	101.9	-16.7%	171.4	208.5	-17.8%
-Fixed to mobile	31.7	43.3	-26.8%	63.0	89.0	-29.2%
	116.6	145.2	-19.7%	234.4	297.5	-21.2%
Other	16.1	17.7	-9.0%	32.3	36.1	-10.5%
Total Domestic Telephony	296.0	352.6	-16.1%	599.6	722.1	-17.0%

International Telephony:
International traffic	15.4	18.7	-17.6%	30.8	35.8	-14.0%
Payments from mobile operators	7.4	9.2	-19.6%	14.3	19.1	-25.1%
	22.8	27.9	-18.3%	45.1	54.9	-17.9%
Payments from International operators	17.0	22.8	-25.4%	31.4	48.8	-35.7%
Total International Telephony	39.8	50.7	-21.5%	76.5	103.7	-26.2%

Mobile Telephony	520.7	555.6	-6.3%	1,006.0	1,116.1	-9.9%

Other Revenues:
Prepaid cards	5.5	4.7	+17.0%	9.9	12.0	-17.5%
Leased lines and data communications	79.4	72.1	+10.1%	156.8	146.3	+7.2%
ISDN, connection & monthly charges	29.7	33.0	-10.0%	60.8	66.8	-9.0%
Sales of telecommunication equipment	83.5	85.3	-2.1%	162.5	188.8	-13.9%
Internet services-ADSL	74.0	77.5	-4.5%	149.5	154.6	-3.3%
Collocation & LLU's	48.5	41.3	+17.4%	99.4	81.7	+21.7%
Metroethernet & IP CORE	10.4	10.2	+2.0%	22.1	20.8	+6.3%
Services rendered	26.1	34.4	-24.1%	50.9	64.8	-21.5%
Interconnection charges	16.6	21.2	-21.7%	34.8	41.8	-16.7%
Miscellaneous	24.7	20.0	+23.5%	50.9	40.2	+26.6%
Total Other Revenues	398.4	399.7	-0.3%	797.6	817.8	-2.5%
Total Revenues	1,254.9	1,358.6	-7.6%	2,479.7	2,759.7	-10.1%

EXHIBIT V – SEGMENT REPORTING (6M 2011)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	450.6	0.0	146.8	6.7	604.1
International Telephony	51.5	0.0	39.7	1.1	92.3
Mobile Telephony	0.0	1,078.3	0.0	0.0	1,078.3
Other	449.3	169.9	145.9	228.2	993.3
Total Revenues	951.4	1,248.2	332.4	236.0	2,768.0	(288.3)	2,479.7

Intersegment Revenues	(76.2)	(75.1)	(14.4)	(122.6)	(288.3)

Revenue from External Customers	875.2	1,173.1	318.0	113.4	2,479.7		2,479.7

Other income/ (expense), net	(0.7)	(1.3)	8.2	1.2	7.4	(1.6)	5.8

Operating Expenses:
Payroll and employee benefits	(348.0)	(120.4)	(66.3)	(31.9)	(566.6)	4.9	(561.7)
VRS & restructuring plans cost	(10.5)	(11.3)	(27.9)	-	(49.7)	-	(49.7)
Payments to international operators	(43.0)	(11.3)	(19.1)	(88.9)	(162.3)	60.2	(102.1)
Payments to domestic telephony operators	(68.3)	(128.1)	(32.0)	(0.1)	(228.5)	55.0	(173.5)
Depreciation and amortization	(169.5)	(249.5)	(80.1)	(31.6)	(530.7)	2.1	(528.6)
Cost of equipment & prepaid cards	(24.7)	(152.5)	(17.4)	(0.7)	(195.3)	20.8	(174.5)
Other operating expenses	(195.3)	(401.6)	(126.5)	(58.1)	(781.5)	147.7	(633.8)
Total Operating Expenses	(859.3)	(1,074.7)	(369.3)	(211.3)	(2,514.6)	290.7	(2,223.9)

Operating Income (EBIT)	91.4	172.2	(28.7)	25.9	260.8	0.8	261.6
Pro forma* EBITDA	271.4	433.0	79.3	57.5	841.2	(1.3)	839.9
as % of Revenues	28.5%	34.7%	23.9%	24.4%	30.4%		33.9%

  *Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT V – SEGMENT REPORTING (6M 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	535.0	0.0	174.2	8.3	717.5
International Telephony	77.2	0.0	46.2	1.2	124.6
Mobile Telephony	0.0	1,196.3	0.0	0.0	1,196.3
Other	496.6	200.8	144.9	212.4	1,054.7
Total Revenues	1,108.8	1,397.1	365.3	221.9	3,093.1	(333.4)	2,759.7

Intersegment Revenues	(104.5)	(83.1)	(8.2)	(137.6)	(333.4)

Revenue from External Customers	1,004.3	1,314.0	357.1	84.3	2,759.7		2,759.7

Other income/ (expense), net	14.4	-	18.2	1.1	33.7	(2.8)	30.9

Operating Expenses:
Payroll and employee benefits	(377.4)	(124.9)	(81.4)	(32.8)	(616.5)	6.0	(610.5)
Voluntary retirement costs	(9.9)	(2.6)	(20.3)	-	(32.8)	-	(32.8)
Payments to international operators	(58.3)	(17.0)	(24.6)	(60.1)	(160.0)	67.1	(92.9)
Payments to domestic telephony operators	(91.7)	(150.9)	(27.3)	-	(269.9)	57.5	(212.4)
Depreciation and amortization	(189.8)	(248.4)	(105.0)	(21.8)	(565.0)	3.3	(561.7)
Cost of equipment & prepaid cards	(34.8)	(192.3)	(12.7)	(1.1)	(240.9)	28.5	(212.4)
Other operating expenses	(211.8)	(439.3)	(133.5)	(75.8)	(860.4)	172.7	(687.7)
Total Operating Expenses	(973.7)	(1,175.4)	(404.8)	(191.6)	(2,745.5)	335.1	(2,410.4)

Operating Income (EBIT)	149.5	221.7	(21.3)	31.4	381.3	(1.1)	380.2
Pro forma* EBITDA	349.2	472.7	104.0	53.2	979.1	(4.4)	974.7
as % of Revenues	31.5%	33.8%	28.5%	24.0%	31.7%		35.3%

   * Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q2 '11	Q2 '10	% Change	6M '11	6M '10	% Change
Revenues:
Monthly service fees	200.6	213.7	-6.1%	401.1	428.3	-6.4%
Airtime revenues	193.3	214.0	-9.7%	364.9	433.2	-15.8%
Interconnection revenues	95.7	111.2	-13.9%	184.2	214.5	-14.1%
Roaming revenues	10.1	10.7	-5.6%	13.9	16.1	-13.7%
SMS revenues and other services	59.5	47.7	+24.7%	114.2	104.2	+9.6%
Sales of handsets and accessories	80.3	87.4	-8.1%	153.8	185.6	-17.1%
Commission revenues	0.4	0.6	-33.3%	1.1	1.2	-8.3%
Οther operating revenues	6.6	6.6	0.0%	15.0	14.0	+7.1%
Total Revenues	646.5	691.9	-6.6%	1,248.2	1,397.1	-10.7%
Revenues from
telecommunication services	559.2	597.3	-6.4%	1,078.3	1,196.3	-9.9%

Operating Expenses:
Interconnection	(71.6)	(85.6)	-16.4%	(139.4)	(167.8)	-16.9%
Cost of goods	(79.5)	(87.9)	-9.6%	(150.1)	(188.6)	-20.4%
Payroll	(62.3)	(60.0)	+3.8%	(131.7)	(127.5)	+3.3%
Network operating costs	(54.8)	(54.3)	+0.9%	(109.7)	(111.0)	-1.2%
Distribution & sales	(67.1)	(80.1)	-16.2%	(125.0)	(154.0)	-18.8%
Marketing & Customer care	(41.1)	(47.4)	-13.3%	(75.8)	(93.2)	-18.7%
General & administrative	(25.1)	(29.2)	-14.0%	(50.0)	(55.6)	-10.1%
Provision for doubtful accounts	(25.0)	(16.1)	+55.3%	(43.4)	(29.3)	+48.1%
Depreciation	(125.1)	(123.2)	+1.5%	(249.5)	(248.4)	+0.4%
Other Operating income/(expenses)	(1.3)	0.0	-	(1.3)	0.0	-
Total Operating Expenses	(552.9)	(583.8)	-5.3%	(1,075.9)	(1,175.4)	-8.5%

Operating Income (EBIT)	93.5	108.0	-13.4%	172.3	221.6	-22.3%

EBITDA	218.6	231.3	-5.5%	421.7	470.1	-10.3%
as % of Revenues	33.8%	33.4%	+0.4pp	33.8%	33.6%	+0.2pp
Pro forma* EBITDA	218.9	231.3	-5.4%	433.0	472.7	-8.4%
as % of Revenues	33.9%	33.4%	+0.5pp	34.7%	33.8%	+0.9pp

 *Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	30 Jun 11	30 Jun 10	% Change
Fixed Line Operations, Greece
PSTN connections	3,194,100	3,581,117	-10.8%
ISDN connections (BRA & PRA)	456,418	501,252	-8.9%
Total PSTN & ISDN connections	3,650,518	4,082,369	-10.6%
Wholesale line rental connections	95,312	59,560	60.0%

ADSL active subscribers	1,151,310	1,139,895	1.0%
IPTV Subscribers	54,400	30,412	78.9%
Unbundled local loops (active)	1,524,354	1,201,123	26.9%
Employees	10,826	11,198	-3.3%

Fixed Line Operations, Romania
Voice Telephony lines (Incl. CDMA)	2,558,683	2,678,635	-4.5%
Broadband subscribers(Incl. CDMA BB)	1,084,555	881,218	+23.1%
TV subscribers (DTH, IPTV & Cable)	1,222,336	934,082	+30.9%
Employees	7,733	9,224	-16.2%
Mobile Operations
Mobile subscribers, Greece	7,732,550	8,508,586	-9.1%
Mobile subscribers, Albania	1,912,242	2,037,375	-6.1%
Mobile subscribers, Bulgaria	4,034,692	3,953,623	+2.1%
Mobile subscribers Romania	6,595,489	7,086,990	-6.9%
of which Zapp	229,644	342,414	-32.9%
Employees	8,699	9,274	-6.2%

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation, amortization and impairment and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the period attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q2’11	Q2’10	% Change	6M '11	6M '10	% Change
Profit/loss for the year attributable to shareholders of the parent	62.2	(60.8)	-	92.4	5.0	-
Plus:
Depreciation amortization and impairment	265.6	284.8	-6.7%	528.6	561.7	-5.9%
Total loss from financial activities *	48.3	98.9	-51.2%	105.2	159.5	-34.0%
Income taxes	26.9	169.4	-84.1%	75.2	244.9	-69.3%
Minority interest	(6.1)	(29.1)	-79.0%	(11.2)	(29.2)	-61.6%
Operating income before depreciation and amortization	396.9	463.2	-14.3%	790.2	941.9	-16.1%
Adjustments:
Cost of early retirement programs	10.0	(4.4)	-	49.7	32.8	+51.5%
Adjusted operating income before depreciation and amortization	406.9	458.8	-11.3%	839.9	974.7	-13.8%

* Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: August 4, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER